SEC FILE NUMBER 001-11398
CUSIP NUMBER 125919308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CPI Aerostructures, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

91 Heartland Blvd.

Address of Principal Executive Office (Street and Number)

Edgewood, New York 11717

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

CPI Aerostructures, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Q2 Form 10-Q”) by the prescribed due date. As previously disclosed, the Company is in the process of preparing (i) its financial statements for the year ended December 31, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) and (ii) its financial statements for the quarter ended March 31, 2022 and Quarterly Report on Form 10-Q (the “Q2 Form 10-Q”), which the Company could not, without unreasonable effort or expense, file by the prescribed due date. The Company’s financial statements for the quarter ended June 30, 2022 and the Q2 Form 10-Q cannot be completed until the financial statements for the year ended December 31, 2021 and for the quarter ended March 31, 2022 are finalized. Accordingly, the Company could not, without unreasonable effort or expense, file the Q2 Form 10-Q by the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew Davis (Name)	(631) (Area Code)	586-5200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☐ Yes ☒ No
The Company has not filed (i) its Annual Report on Form 10-K for the year ended December 31, 2021 and (ii) its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the Company’s ability to complete the financial statements required to be included in the Q1 Form 10-Q, the Q2 Form 10-Q and the Form 10-K; the timing of the review by, and the conclusions of, the Company’s independent auditor with respect to the financial statements included in the Q1 Form 10-Q and Q2 Form 10-Q; the timing of the audit by, and the conclusions of, the Company’s independent auditor with respect to the financial statements to be included in the Form 10-K; and the risk that, upon completion of further procedures, the financial results for the period ended June 30, 2022 are different than the results described in this Form 12b-25. Additional risks are included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and the Company’s subsequent filings with the Securities and Exchange Commission. Because the risks, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. The Company disclaims any obligation to update or correct any forward-looking statement to reflect events or circumstances, except as required under federal securities laws.

CPI AEROSTRUCTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022	By:	/s/ Andrew Davis
Andrew Davis,
Chief Financial Officer